UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA Shareholders’ Meeting Resolutions

Mexico City, Mexico – March 27, 2023 – Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL; NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest franchise bottler of Coca-Cola products in the world in terms of sales volume, held its Annual General Shareholders’ Meeting, during which its shareholders approved among other things, the Company’s consolidated financial statements for the year ended December 31, 2022, the annual report presented by the Chief Executive Officer, the opinion and reports of the Board of Directors and board committees, the declaration and payment of dividends corresponding to the fiscal year 2022 and the appointment for 2023 term of the members of the Board of Directors, the Planning and Finance, Audit and Corporate Practices Committees.

The shareholders’ meeting approved the payment of a cash dividend of Ps. 0.725 per share, (equivalent to Ps. 5.80 per unit) to be paid in two installments; the first installment for the amount of Ps. 0.3625 as of May 3, 2023, and the second installment for the amount of Ps. 0.3625 as of November 3, 2023, for all outstanding shares on the payment date.

The shareholders’ meeting also approved Ps. 5,000 million as the maximum amount that could be used for the Company’s share repurchase program during 2023. This was the same amount approved for 2022 for this purpose.

For additional information, please refer to Shareholders’ Meeting in the Investor Relations section of our website at: https://coca-colafemsa.com/en/investor-relations/information-for-shareholders/shareholders-meeting/

Coca-Cola FEMSA Shareholders’ Meeting Resolutions March 27, 2023	Page 1

About Coca-Cola FEMSA

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL, NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 134 brands to a population of more than 270 million. With over 97 thousand employees, the company markets and sells approximately 3.8 billion unit cases through more than 2 million points of sale a year. Operating 56 manufacturing plants and 249 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and in Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. KOF undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

For additional information, please contact the Investor Relations team:

  Jorge Collazo | jorge.collazo@kof.com.mx
  Lorena Martin | lorena.martinl@kof.com.mx
  Marene Aranzabal | marene.aranzabal@kof.com.mx
  José Enrique Solís | tmxjose.solis@kof.com.mx

Coca-Cola FEMSA Shareholders’ Meeting Resolutions March 27, 2023	Page 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Constantino Spas Montesinos
Constantino Spas Montesinos Chief Financial Officer

Date: March 27, 2023